KEMPISTY & COMPANY CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE x SUITE 1003 x NEW YORK, NY 10038 x TEL (212) 406-7CPA (7272) x FAX (212) 513-1930

June 24, 2005

Continental Minerals Corporation
Suite 1020, 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Canada

Gentlemen:

We have reviewed the disclosures related to United States Tax Consequences included in Item 10.E of the Amendment No. 5 to Form 20-F for Continental Minerals Corporation to be filed with the Securities and Exchange Commission and confirm our agreement with the summary of United States Federal Income Tax Consequences contained therein.

We consent to the statement regarding our firm in the section of the Form 20-F entitled "Taxation" under Item 10.E of the Form 20-F and the inclusion of this letter as an exhibit to the Annual Report on Form 20-F.

Kempisty & Company, CPAs, P.C.